Exhibit 99.1

GENFIT: June 11, 2020 Ordinary Shareholders’ Meeting: Quorum
not met on first convening – second meeting to be convened as soon as possible

Lille (France), Cambridge (Massachusetts, United States), June 11, 2020 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to improving the lives of patients with metabolic and chronic liver diseases, today announced that the June 11, 2020 Shareholders Meeting failed to obtain the required quorum to validly deliberate and that a new Shareholders Meeting to vote on the same agenda would be convened as soon as possible. The quorum on first convening amounted to 18.08%.

In accordance with the provisions of Article 4 of Ordinance No. 2020-321 of March 25, 2020, the Shareholders Meeting to be held upon second convening will be held virtually, at the Company’s headquarters at Parc Eurasanté, 885 avenue Eugène Avinée, Loos, 59120 France, meaning without the physical presence of shareholders and others who are usually entitled to attend.

The convening notice, including the agenda and participation and voting instructions for the new Shareholders Meeting will be published as soon as possible in the French Legal Announcements Bulletin (Bulletin des Annonces Légales Obligatoires).

In accordance with articles R.225-77 and R.225-79 of the French Commercial Code, proxy forms sent to the Company, electronic votes and voting powers given to the shareholders meeting on first convening remain valid for the second Shareholders Meeting called to vote on the same agenda, as long as the shares voted remain in the respective shareholders’ accounts.

Pascal Prigent, CEO of GENFIT commented: “We thank all the shareholders who have already voted, because at this stage and based on these votes, which remain subject to the official voting results of the meeting on second convening, all of the resolutions proposed by the Board of Directors have received broad support.”

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery, with a rich history and strong scientific heritage spanning more than two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH and GENFIT plans to initiate a Phase 3 clinical trial of elafibranor in patients with PBC. As part of GENFIT’s comprehensive approach to clinical management of patients with NASH, the Company is also developing a new, non-invasive blood-based diagnostic technology, NIS4™, to enable non-invasive identification of patients with NASH and significant fibrosis. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 200 employees. GENFIT is a publicly traded company listed on the Nasdaq Global Select Market and on compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to GENFIT, including statements regarding the reconvening of our shareholders meeting and the voting results. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, biomarkers, progression of, and results from, its ongoing and planned clinical trials, review and approvals by regulatory authorities of its drug and diagnostic candidates and the Company’s continued ability to raise capital to fund its development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the French Autorité des marchés financiers (“AMF”), including those listed in Section 2.1 “Main Risks and Uncertainties” of the Company’s 2019 Universal Registration Document filed with the AMF on May 27, 2020 under n° D.20-0503, which is available on GENFIT’s website (www.genfit.com) and on the website of the AMF (www.amf-france.org) and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s 20-F dated May 27, 2020. In addition, even if the Company’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this document. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

CONTACT

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3